Filed by Obsidian Enterprises, Inc.
                                         Pursuant to Rule 425
                                         under the Securities Act of 1933

                                         Subject Company:  Net Perceptions, Inc.
                                         Commission File No. 000-25781

                                         Date:  December 8, 2003


[Explanatory Note: The text of the following press release was previously filed by Obsidian Enterprises, Inc. on Schedule TO-C on December 8, 2003 and is now being designated as filed pursuant to Rule 425.]


FOR IMMEDIATE RELEASE

OBSIDIAN ENTERPRISES DELIVERS IMPROVED REVISED PROPOSAL TO NET PERCEPTIONS

Obsidian's Proposal Would Provide Net Perceptions Shareholders Opportunity to Elect to Receive Either $0.40 per Share in Cash or Two Shares of Obsidian Common Stock

INDIANAPOLIS, December 8, 2003 -- Obsidian Enterprises, Inc. (OTCBB: OBSD), a holding company headquartered in Indianapolis announced today that it has delivered a letter to the Board of Directors of Net Perceptions, Inc. (Nasdaq:
NETP) proposing a revised strategic transaction with Net Perceptions. The text of the letter follows:

     As a follow up to our recent oral and written communications, this is to again confirm that Obsidian Enterprises, Inc. ("Obsidian") is prepared to enter into a merger agreement with Net Perceptions, Inc. ("NETP" or the "Company"), pursuant to which NETP shareholders will have the ability to elect to receive in respect of each share of NETP (i) $0.40 per share in cash or (ii) two shares of Obsidian common stock.

     Obsidian has provided NETP with additional information regarding Obsidian and its financial capacity to complete this transaction, including financial information regarding Obsidian's sources of financing that demonstrate liquidity and financial capacity far in excess of the amount necessary to complete this transaction. Obsidian has been informed by NETP's financial and legal advisors that NETP's two primary areas of concern with Obsidian's proposal relate to "certainty of financing" and "certainty of closing." We have revised the attached proposal in an effort to address these concerns.

     An additional topic that raises some concern is NETP's apparent plan to sell certain operating assets prior to entering into negotiations with Obsidian. We have not been provided any of the details of this proposed sale of assets, and must confirm that we believe this proposed asset transaction has the potential to put our proposal at risk. We strongly encourage NETP's Board of Directors not engage in any actions or transactions that have the potential to jeopardize the transaction proposed by Obsidian.

     Obsidian submitted an attractive proposal to NETP over three weeks ago, has provided additional information regarding Obsidian and its ability to finance this transaction and offered access to any additional information required by NETP. Obsidian believes it is appropriate for NETP's Board of Directors to demonstrate its desire to enter into good faith negotiations to conclude a transaction. In this regard, it is important that Obsidian receive written confirmation that NETP is prepared to proceed with good faith negotiations no later than 4:00 pm (New York Time) on Monday, December 8, 2003. Obsidian continues to remain prepared to immediately engage in negotiations to complete the definitive documentation necessary to complete this transaction.

     If you have any questions regarding this proposal, we encourage you to contact Obsidian's legal or strategic advisors.

Timothy S. Durham, Chairman and CEO of Obsidian, stated, "This revised proposal is a far superior alternative for the Net Perceptions shareholders and we believe it is time for Net Perceptions' Board of Directors to move forward with Obsidian's proposal. We are prepared to commit the resources necessary to promptly complete this transaction."

Obsidian is a holding company headquartered in Indianapolis, Indiana. It conducts business through six subsidiaries: Pyramid Coach, Inc., a leading provider of corporate and celebrity entertainer coach leases; United Trailers, Inc., and its sister company, Southwest Trailers, manufacturers of steel-framed cargo, racing ATV and specialty trailers; U.S. Rubber Reclaiming, Inc., a butyl-rubber reclaiming operation; John Evans Trailers, manufacturer of open bed utility trailers; and Danzer Industries, Inc., a manufacturer of service and utility truck bodies and accessories. More information on each of these companies can be found online at www.obsidianenterprises.com.

THIS PRESS RELEASE IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NET PERCEPTIONS, INC. OR OBSIDIAN ENTERPRISES, INC. OBSIDIAN ENTERPRISES INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION A REGISTRATION STATEMENT WITH RESPECT TO THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL INCLUDE IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY OBSIDIAN ENTERPRISES WITH THE SEC AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. Obsidian Enterprises cannot provide assurances that the tender offer described in this press release will be successfully completed or that we will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the availability of liquidity under our existing lines of credit; successful integration of acquired or merged businesses; changes in interest rates; our ability to retain key management and employees; our ability to meet demand at competitive prices in our coach leasing segment and our trailer and related transportation equipment manufacturing segment; our ability to successfully develop alternative sources of raw materials in our butyl rubber reclaiming segment; relationships with significant customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in Obsidian Enterprises's Securities and Exchange Commission filings.

Source: Obsidian Enterprises, Inc.

For More Information Contact:
Timothy S. Durham
Chairman & C.E.O.
Obsidian Enterprises, Inc.
tdurham@obsidianenterprises.com
317-237-4055
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